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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CENTRAL EUROPEAN DISTRIBUTION CORPORATION
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
153435-10-2
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	153435-10-2	13G	Page of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William V. Carey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		3,924,656 (see item no. 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,924,656 (see item no. 4)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,924,656 (see item no. 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.73%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	153435-10-2	13G	Page of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WVC 2007 Family LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	5	SOLE VOTING POWER

NUMBER OF		1,952,097

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,952,097

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,952,097

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.84%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	153435-10-2	13G	Page of Pages

Item 1(a).	Name of Issuer:

Central European Distribution Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Two Bala Plaza, Suite 300
Bala Cynwyd, PA 19004

Item 2(a).	Name of Person Filing:

William V. Carey
WVC 2007 Family LLC (the “LLC”)

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The address for William V. Carey is 1602 Cottagewood Drive, Brandon, Florida 33511
The address for the LLC is c/o Fulbright and Jaworski L.L.P., 666 Fifth Avenue, New York, New York, 10103, Attention: Phillip J. Michaels, Esq.

Item 2(c).	Citizenship:

William V. Carey is a citizen of the United States of America.
The LLC is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock par value $0.01 (the “Shares”)

Item 2(e).	CUSIP Number:

153435-10-2

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

CUSIP No.	153435-10-2	13G	Page of Pages

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

As of December 31, 2007: William V. Carey beneficially owned 3,924,656 Shares, consisting of 1,952,097 Shares owned by the LLC, 1,700,122 Shares owned directly by Mr. Carey, and options to purchase 272,437 Shares that may be acquired within 60 days of December 31, 2007. This does not include 172,500 Shares owned by Mr. Carey’s spouse. Mr. Carey disclaims beneficial ownership of those shares owned by his spouse.

As of December 31, 2007: The LLC owned 1,952,097 Shares. Mr. Carey is the sole manager and one of two members of the LLC. The other member is The Hanna T. Carey 2007 Family Trust UAD 12/3/07, a trust formed by Mr. Carey’s spouse for the benefit of their children (the “Trust”). Mr. Carey owns 98.46% of the LLC and the Trust owns the remaining 1.54% of the LLC.

(b)	Percent of class:

As of December 31, 2007: The 1,700,122 Shares owned by Mr. Carey constituted 4.22% of the Shares outstanding.

As of December 31, 2007: The 3,924,656 Shares beneficially owned by Mr. Carey constituted 9.73% of the Shares outstanding.

As of December 31, 2007: The 1,952,097 Shares owned by the LLC constituted 4.84% of the Shares outstanding.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

Mr. Carey has the sole power to vote or direct the vote as to the 1,700,122 Shares owned by him and the 1,952,097 shares owned by the LLC.

(ii)	Shared power to vote or to direct the vote:

Not Applicable

(iii)	Sole power to dispose or to direct the disposition of:

Mr. Carey has the sole power to dispose or direct the disposition of the 1,700,122 Shares owned by him and the 1,952,097 shares owned by the LLC.

(iv)	Shared power to dispose or to direct the disposition of:

Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications. Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 to Schedule 13G is true, complete and correct.

February 8, 2008	/s/ William V. Carey
William V. Carey, Individually and as a Trustee of the William V. Carey Stock Trust

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.
Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).